

Mail Stop 7010

August 16, 2006

Mr. Stephen M. Merrick
Executive Vice-President and Chief Financial Officer
CTI Industries Corporation
22160 North Pepper Road
Barrington, Illinois 60010

> **RE: Form 10-K for the Fiscal Year ended December 31, 2005**
> **Form 10-Q for the Fiscal Quarter ended March 31, 2006**
> **File No. 0-23115**

Dear Mr. Merrick:

We have reviewed your response letter dated August 11, 2006 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the year ended December 31, 2005</u>

<u>Financial Statements</u>

<u>Consolidated Statements of Cash Flows, page F-6</u>

1. We have reviewed your response to comment 4. Please amend your statements of cash flows based on the restated amounts that you presented on Schedule D.

<u>Form 10-Q for the quarter ended March 31, 2006</u>

<u>General</u>

2. Please address the comments above in your interim filings as well.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Rufus Decker, the undersigned, at (202) 551-3769.

Sincerely,

Rufus Decker
Branch Chief